EXHIBIT 99.1

Codere Online Announces Filing of 2025 Annual Report on Form 20-F

Luxembourg, Grand Duchy of Luxembourg, April 28, 2026 (GLOBE NEWSWIRE) – Codere Online Luxembourg, S.A. (Nasdaq: CDRO / CDROW) (the “Company” or “Codere Online”), a leading online gaming operator in Spain and Latin America, today announced that it has filed with the U.S. Securities and Exchange Commission (“SEC”) its annual report on form 20-F for the year ended December 31, 2025 (the “2025 20-F”).

A copy of the 2025 20-F is available in the SEC Filings section of the Company's website: www.codereonline.com/financials-and-filings.

In order to minimize the environmental impact of its annual report by reducing paper consumption, the Company encourages its shareholders to read it in digital format. However, Company shareholders willing to receive a hard copy of this document, which contains the Company’s audited financial statements, may do so, free of charge, upon request addressed to ir@codereonline.com.

About Codere Online

Codere Online refers, collectively, to Codere Online Luxembourg, S.A. and its subsidiaries. Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile applications. Codere currently operates in its core markets of Spain, Mexico, Colombia, Panama and Argentina. Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence.

Contacts:

Investors and Media
Guillermo Lancha
Director, Investor Relations and Communications
Guillermo.Lancha@codereonline.com
(+34) 628.928.152